August 2017

Pricing Sheet dated August 4, 2017 relating to

Preliminary Pricing Supplement No. 1,746 dated August 2, 2017
Registration Statement Nos. 333-200365; 333-200365-12
Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. and International Equities

Callable Contingent Income Securities due August 8, 2019

Payments on the Securities Based on the Worst Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – AUGUST 4, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying indices:	S&P 500® Index (the “SPX Index”), Russell 2000® Index (the “RTY Index”) and EURO STOXX 50® Index (the “SX5E Index”)
Aggregate principal amount:	$1,800,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security (see “Commissions and issue price” below)
Pricing date:	August 4, 2017
Original issue date:	August 9, 2017 (3 business days after the pricing date)
Maturity date:	August 8, 2019
Optional early redemption:	Beginning on February 8, 2018, we will have the right to redeem the securities, at our discretion, in whole but not in part, on any quarterly redemption date for the redemption payment. If we decide to redeem the securities, we will give you notice at least 3 business days before the redemption date specified in the notice. No further payments will be made on the securities once they have been redeemed.
Contingent quarterly coupon:

If, on each trading day during an observation period, the index closing value of each underlying index is greater than or equal to its respective coupon barrier level, we will pay a contingent quarterly coupon at an annual rate of 7.70% (corresponding to approximately $19.25 per quarter per security) on the related contingent coupon payment date.

If, on any trading day during an observation period, the closing value of any underlying index is less than the coupon barrier level for such index, no contingent quarterly coupon will be paid with respect to that observation period. It is possible that one or more underlying indices will close below the respective coupon barrier level(s) on any trading day during most or all of the observation periods throughout the entire term of the securities so that you will receive few or no contingent quarterly coupons.

Payment at maturity:

If the securities have not previously been redeemed, investors will receive on the maturity date a payment at maturity determined as follows:

If the final index value of each underlying index is greater than or equal to its respective downside threshold level: the stated principal amount and, if payable, the contingent quarterly coupon otherwise due with respect to the final observation period.

If the final index value of any underlying index is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. Under these circumstances, the payment at maturity will be less than 70% of the stated principal amount of the securities and could be zero.

Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.
Estimated value on the pricing date:	$976.22 per security. See “Investment Overview” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions	Proceeds to us(3)
Per security	$1,000	$15(1)
		$5(2)	$980
Total	$1,800,000	$36,000	$1,764,000
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, Morgan Stanley & Co LLC., a fixed sales commission of $15 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary pricing supplement.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below. References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC. The securities are not sponsored, endorsed, sold or promoted by Standard and Poor’s Financial Services LLC, and Standard and Poor’s Financial Services LLC makes no representation regarding the advisability of investing in the securities.

Preliminary Terms No. 1,746 dated August 2, 2017

Prospectus Supplement dated February 16, 2016  Index Supplement dated January 30, 2017 Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Morgan Stanley Finance LLC

Callable Contingent Income Securities due August 8, 2019
Payments on the Securities Based on the Worst Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index
Principal at Risk Securities

Terms continued from previous page:
Redemption payment:	The redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent quarterly coupon otherwise due with respect to the related observation period.
Redemption dates:	February 8, 2018, May 10, 2018, August 9, 2018, November 8, 2018, February 7, 2019 and May 9, 2019; provided that if any such day is not a business day, the redemption payment will be made on the next succeeding business day and no adjustment will be made to any redemption payment made on that succeeding business day.
Initial index value:

With respect to the SPX Index: 2,476.83, which is the index closing value of such index on the pricing date

With respect to the RTY Index: 1,412.321, which is the index closing value of such index on the pricing date

With respect to the SX5E Index: 3,507.41, which is the index closing value of such index on the pricing date

Final index value:	With respect to each underlying index, the respective index closing value on the final observation date
Worst performing underlying index:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value
Coupon barrier level:

With respect to the SPX Index: 1,857.623, which is approximately 75% of the initial index value for such index

With respect to the RTY Index: 1,059.241, which is approximately 75% of the initial index value for such index

With respect to the SX5E Index: 2,630.558, which is approximately 75% of the initial index value for such index

Downside threshold level:

With respect to the SPX Index: 1,733.781, which is 70% of the initial index value for such index

With respect to the RTY Index: 988.625, which is approximately 70% of the initial index value for such index

With respect to the SX5E Index: 2,455.187, which is 70% of the initial index value for such index

Coupon payment dates:	November 9, 2017, February 8, 2018, May 10, 2018, August 9, 2018, November 8, 2018, February 7, 2019, May 9, 2019 and the maturity date; provided that if any such day is not a business day, that quarterly coupon, if any, will be paid on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation period shall be paid on the maturity date.
Final observation date:	August 5, 2019, subject to postponement for non-trading days and certain market disruption events.
Observation period end-dates:	November 6, 2017, February 5, 2018, May 4, 2018, August 6, 2018, November 5, 2018, February 4, 2019, May 6, 2019 and August 5, 2019.
Observation period:	Each observation period will consist of each trading day from but excluding an observation period end-date to and including the following observation period end-date, provided that the first observation period will consist of each trading day from but excluding the pricing date to and including the first observation period end-date.
CUSIP / ISIN:	61768CNS2 / US61768CNS25
Listing:	The securities will not be listed on any securities exchange.

August 2017	Page 2